APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mama's Best Bakery
Balance Sheet - unaudited
For the period ended 5/27/21

		Current Period Jan 2021-May 2021	Prior Period 2020	Prior Period 2019
ASSETS				
Current Assets:				
Cash	$	3,449.00	-	-
Petty Cash		-	-	-
Accounts Receivables		-	-	-
Inventory		-	-	-
Prepaid Expenses		-	-	-
Employee Advances		-	-	-
Temporary Investments		-	-	-
Total Current Assets		3,449.00	-	-
Fixed Assets:				
Land		-	-	-
Buildings		-	-	-
Furniture and Equipment		1,500.00	-	-
Computer Equipment		600.00	-	-
Vehicles		-	-	-
Less: Accumulated Depreciation		-	-	-
Total Fixed Assets		2,100.00	-	-
Other Assets:				
Trademarks		-	-	-
Patents		-	-	-
Security Deposits		-	-	-

Other Assets			-		$	-
Total Other Assets			-		$	-
TOTAL ASSETS		$	5,549.00	$		-
LIABILITIES						
Current Liabilities:						
Accounts Payable		$	-	$		-
Business Credit Cards			-			-
Sales Tax Payable			-			-
Payroll Liabilities			-			-
Other Liabilities			-			-
Current Portion of Long-Term Debt			895.00			-
Total Current Liabilities			895.00			-
Long-Term Liabilities:						
Notes Payable			-			-
Mortgage Payable			-			-
Less: Current portion of Long-term debt			-			-
Total Long-Term Liabilities			-			-
EQUITY						
Capital Stock/Partner's Equity			4,654.00			-
Opening Retained Earnings			-			-
Dividends Paid/Owner's Draw			-			-
Net Income (Loss)			-			-
Total Equity			4,654.00			-
TOTAL LIABILITIES & EQUITY		$	5,549.00	$		-
Balance Sheet Check			-			-

I, Diana Michelle Blaylock, certify that:

1. The financial statements of Mama's Best Bakery, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mama's Best Bakery, LLC has not been included in this Form as Mama's Best Bakery, LLC was formed on 03/31/2021 and has not filed a tax return to date.

Signature   *Diana Michelle Blaylock*

Name: Diana Michelle Blaylock

Title: Owner, Head Baker